Investor Services

Computershare Trust Company of Canada Sixth Floor 530 – 8th Avenue S.W. Calgary, Alberta T2P 3S8 Telephone 403-267-6800 Facsimile 403-267-6529 www.computershare.com

April 7, 2003

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Registrar of Securities, Prince Edward Island
Toronto Stock Exchange

Dear Sirs:

Subject:  Hurricane Hydrocarbons Ltd.

We confirm that the following material was sent by pre-paid mail on April 7, 2003 to the registered shareholders of common shares of the subject Corporation:

1.	2002 Annual Report

2.	Notice of Annual & Special Meeting / Management Proxy Circular

3.	Proxy

4.	Proxy Return Envelope

We further confirm that copies of the above mentioned material were sent by courier, together with Supplemental Mail List Cards, on April 7, 2003 to each intermediary, excluding ADP Investor Communication Services and ADP Investor Communications, holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

Tara Odbert
Assistant Account Manager
Stock Transfer Services
Direct Dial No. (403) 267-6831

Cc:	Hurricane Hydrocarbons Ltd. Attention: Ihor Wasylkiw